PUBLIC

10027185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JESUP & LAMONT SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 FIFTH AVENUE, 3RD FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

757 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

OATH OR AFFIRMATION

I, WILLIAM HOLUB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JESUP & LAMONT SECURITIES CORP., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MALKA ZELENETZ (WINKLER)
Notary Public, State of New York
No. 01ZE6087117
Qualified in New York County
Commission Expires February 10, 2011

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income Operations
- [ ] (d) Statement of Changes in Cash Flow
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JESUP & LAMONT SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF JESUP & LAMONT, INC.)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

WITH INDEPENDENT AUDITORS' REPORT

JESUP & LAMONT SECURITIES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF JESUP & LAMONT, INC.)

CONTENTS

December 31, 2009

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants
1956 - 2006 50 Years Growth • Vision • Solutions

INDEPENDENT AUDITORS' REPORT

To the Sole Shareholder
Jesup & Lamont Securities Corporation:

We have audited the accompanying statement of financial condition of Jesup & Lamont Securities Corporation (a wholly owned subsidiary of Jesup & Lamont, Inc.) as of December 31, 2009 This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Jesup & Lamont Securities Corporation at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2010

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets	
Cash and cash equivalents	$ 281,720
Certificate of deposit (matures May 28, 2010)	2,014,102
Marketable securities owned, at fair value	23,288
Securities borrowed under a secured demand note	225,000
Securities not readily marketable, at estimated fair value	707,325
Commissions and other receivables from broker dealers and clearing organizations	2,265,326
Other receivables	69,951
Deposits at clearing organizations	1,312,127
Furniture and equipment, net	579,795
Prepaid expenses and other assets	733,568
Due from parent	2,245,263
Due from affiliates	519,159
Notes receivable	1,344,484
Intangible assets, net	4,072,875
Deferred tax asset	1,873,000
Total assets	$ 18,266,983
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 5,459,425
Securities sold, but not yet purchased, at market value	170,892
Deferred rent payable	110,973
Secured demand note payable	225,000
Total liabilities	5,966,290
Stockholder's equity:	
Common stock, no par value, 12,342 shares authorized and outstanding	6,000
Additional paid-in capital	24,689,052
Accumulated deficit	(12,394,359)
Total stockholder's equity	12,300,693
Total liabilities and stockholder's equity	$ 18,266,983

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Jesup & Lamont Securities Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA") and the American Stock Exchange. It is a wholly owned subsidiary of Jesup & Lamont, Inc. (the "Parent"). The Company engages in various business activities typical of a broker dealer including principal and agency trading, investment banking and underwriting. The Company clears its securities transactions on a fully disclosed basis with other broker dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2009.

2. Significant Accounting Policies

Cash and cash equivalents

The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, which are readily marketable, are recorded at fair value in accordance with generally accepted accounting principles ("GAAP"). Securities which are not readily marketable are recorded at estimated fair value as determined by management and unrealized gains and losses are reflected in income.

Furniture and equipment

Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Securities transactions

Securities transactions and the related revenues and commissions are recorded on a trade date basis.

Advertising

Advertising costs are expensed as incurred.

Income taxes

The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes are allocated as if the Company filed on a separate return basis.

The Company accounts for income taxes using the liability method as required by GAAP. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some or all of the deferred asset will not be realized.

Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company's policy is to account for uncertainties in income taxes based on its assessment of probable income tax related exposures and the anticipated settlement of those exposures resulting in actual liabilities. At December 31, 2009, the Company does not believe it has uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

Management estimates and assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of securities and the valuation allowance applicable to deferred tax assets. Actual results can differ from those estimates.

Intangible assets

Intangible assets consist of a customer list and a trademark. The customer list is being amortized on a straight line basis over its expected economic life of 10 years. The trademark is not amortized but instead is evaluated for impairment annually. If it is determined that the trademark is impaired it will be written down to its estimated fair value.

3. Securities Borrowed Under a Secured Demand Note and Secured Demand Note Payable

In August 2009 the Company entered into a $225,000 secured demand note with an employee in which the employee has pledged securities to the Company which fully collateralize the secured demand note payable. As of December 31, 2009 such securities had an approximate value of $316,000. The secured demand note matures on October 2, 2012 and accrues interest at 5% per annum to be paid quarterly.

4. Marketable Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities owned and securities sold, but not yet purchased, are carried at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value in accordance with GAAP. GAAP has established a framework for measuring fair value that is based on a hierarchy which prioritizes the inputs to valuation techniques according to the degree of objectivity necessary.

The fair value hierarchy of the inputs to valuation techniques used to measure fair value are divided into three broad levels of objectivity:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's assets measured at fair value according to the fair value hierarchy on a recurring basis as of December 31, 2009.

Fair Value Measurements

As of December 31, 2009

	Level 1	Level 2	Level 3	Total
Assets				
Marketable securities owned	$ 23,288	$ -	$ -	$ 23,288
Securities not readily marketable	-	-	707,325	707,325
Totals	$ 23,288	$ -	$ 707,325	$ 730,613
Liabilities				
Securities sold, but not yet purchased	$ 170,892	$ -	$ -	$ 170,892

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2009.

Level 3 Financial Assets

Year Ended December 31, 2009

Principal Transactions

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Purchases, Issuances, and Settlements	Transfers In (Out)	Ending Balance
Assets					
Securities not readily marketable	$ 177,295	$ (49,484)	$ 579,514	$ -	$ 707,325

5. Notes Receivable

The Company has made advances to certain registered representatives in various offices. The resulting notes receivable balance at December 31, 2009 was $1,344,484 related to these advances. Some of these notes receivable are forgivable based on the employees attaining certain defined revenue production levels and/or being employed by the Company on a future date. Of such amounts currently on the books, $554,583 is due from a representative no longer employed by the Company, of which $400,000 is due on January 12, 2019. The Company has deemed all notes collectible and has not provided an allowance on such notes receivable.

6. Furniture and Equipment

Components of furniture and equipment include the following:

Leasehold improvements	$ 373,805
Computer equipment	682,963
Furniture and fixtures	347,008
Other equipment	111,228
	1,515,004
Less accumulated depreciation and amortization	(935,209)
	$ 579,795

7. Intangible Assets

A summary of the intangible assets at December 31, 2009, is as follows:

Trademarks	$ 3,282,077
Customer list	1,157,266
	4,439,343
Less accumulated amortization	(366,468)
	$ 4,072,875

The estimated annual aggregate amortization expense related to amortizable intangible assets for the next five fiscal years is as follows:

Year Ending December 31,	
2010	$ 115,727
2011	115,727
2012	115,727
2013	115,727
2014	115,727

The intangible assets were tested for impairment at year end and no impairment was indicated by the study.

8. Clearing Agreements

The Company's clearing agreement with First Clearing Corp. extends through 2010. If the Company terminates the agreement early it will be subject to certain termination fees. During November 2008 the Company entered into another clearing agreement with Legent Clearing LLC which has an initial term of five years and will automatically renew for successive five year periods unless terminated. If the Company terminates the agreement early it will be subject to termination fees.

9. Income Taxes

There was no income tax payable for the year ended December 31, 2009. At December 31, 2009, the Company had deferred tax assets of approximately $1,873,000, which are due to temporary differences primarily related to the expected future tax benefit of net operating loss carryforwards. At December 31, 2009, the Company's federal net operating loss carryforwards are approximately $10.8 million, which expire in 2027 thru 2029.

10. Net Capital Requirements

As a registered broker dealer, the Company is subject to SEC Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of (a) $100,000 (the minimum net capital), (b) the prescribed amount based upon the securities in which the Company makes an active market or (c) 6 2/3% of aggregate indebtedness. As of December 31, 2009, the Company's

ratio of aggregate indebtedness to net capital was 8.15 to 1 and its net capital was $614,413 which was $280,283 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent brokers on a fully disclosed basis.

11. Transactions With Related Parties

During 2009, Jesup & Lamont, Inc. made cash contributions to capital of $8,297,598 which was recorded as additional paid-in capital. In addition, the Company either paid vendor invoices on behalf of the Parent or advanced funds to the Parent during 2009 of approximately $2.5 million, net. The Parent charged a management fee to the Company of approximately $265,000 resulting in a net increase in the due from Parent of approximately $2.2 million.

The Company has made advances to affiliated companies in 2009 of approximately $243,000 and the balance due from affiliates at December 31, 2009 is approximately $519,000. There is no interest being charged on these advances.

12. Commitments and Contingencies

Operating Leases

As of December 31, 2009, the Company is obligated under several non-cancelable operating lease agreements for office space, expiring at various dates through March 31, 2015. The Company is also obligated under several non-cancelable operating lease agreements for office equipment expiring at various dates through March 2011. The Company has assumed the lease

obligations of an affiliated company under common ownership which are included in the list below. Total minimum lease commitments are as follows:

Year Ending December 31,	Total
2010	$ 2,065,736
2011	1,070,379
2012	640,039
2013	508,010
2014	472,708
	$ 4,756,872

Collateral for Parent Company Note – Fifth Third Bank

On January 31, 2007, the Company's Parent obtained a $2 million credit line from Fifth Third Bank. As part of that credit line agreement, the Parent pledged 100% of the Company's stock as collateral. The line expired on February 1, 2008. On March 19, 2008, effective as of January 29, 2008, Fifth Third Bank converted the credit line to a note payable. At December 31, 2009 the Parent had a balance of $779,449 on the note arising from the conversion of the amount due under the line. Under the new note payable, 100% of the Company's stock is still pledged as collateral. The note carries certain restrictions that require pre-approval from Fifth Third Bank for certain events, including but not limited to, divesture of business assets. The note carries interest at an annual rate of LIBOR plus 10% (10.29% at December 31, 2009) and is payable on demand.

Collateral for Parent Company Note – Legent Clearing LLC

The Parent Company entered into a note agreement with Legent Clearing LLC during 2008 in the amount of $2,000,000. This note matures on November 3, 2018. Under the terms of this note to the Parent, the principal and interest shall be forgiven at a rate of $10 for each equity or option trade by the Company which is cleared by Legent Clearing LLC. All unforgiven principal, unforgiven interest, fees and penalties due under the note shall be due on the Maturity Date. At December 31, 2009 the Parent had a balance of $1,697,997 on the note. The note carries interest at the Prime Rate plus 4.25% per year (7.5% at December 31, 2009). In addition, during 2009 Legent loaned to the Parent an additional $2,000,000 which matures on February 26, 2014. The note carries interest at 9% per year and is convertible into the Common Stock of the Parent at $0.50 per share.

Legal Matters

The Company is a defendant from time to time in actions for matters arising out of their business operations. The Company's business involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied clients for fraud, unauthorized trading, mismanagement and breach of fiduciary duty. In recent years there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. In the ordinary course of business, the Company and its principals are, and may become a party to additional legal or regulatory proceedings or arbitrations. In addition, the Company is involved from time to time as parties in various regulatory proceedings with governmental authorities, and administrative agencies. The Company does not believe that any other matters or proceedings presently pending will have a material adverse effect on its financial position, results of operations or liquidity.

A competing brokerage firm is seeking a permanent injunction (from competing with this broker dealer) against the Company and seven of its employees who had worked for this securities dealer. Claimant further seeks damages as a result of purported losses sustained to date. The Company is vigorously contesting this claim, and does not expect any material damages to be awarded against the Company.

13. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by other broker dealers in securities pursuant to clearance agreements. Although the Company clears its transactions through other broker dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. At December 31, 2009, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from clearing organizations. The Company is subject to credit risk should these clearing organizations be unable to fulfill their obligations.

14. Liquidity Matter – Going Concern Consideration

The Company incurred losses and negative cash flows from operations for the year ended December 31, 2009. The results of the Company's operations have been adversely impacted due to the general downturn of the market and economic conditions; the migration of activity from one clearing firm to another; the start-up of a fixed income division, the costs of rebuilding a retail branch network and costs of building an equity research platform.

The Company's plan for future operations has several different aspects. The Company has reduced its overhead costs by combining tasks which helped eliminate positions, restructured various contracts with vendors to lower general and administrative expense and continue to rework compensation arrangements to improve profit margin in its business units. In addition, the Company has added an options team in the late part of the year.

If the Company's plans change, or its assumptions change or prove to be inaccurate, or if its available cash otherwise proves to be insufficient to implement its business plans, the Company may require additional equity contributions from its Parent Company. The Company cannot predict whether additional funds will be available in adequate amounts. If funds are needed but not available, the Company's business may need to be altered or curtailed.

In addition to the above, the Parent Company plans to raise additional equity capital or financing to contribute to the Company. By doing so, the Company believes that it will protect itself against any further negative consequences. During the year ended December 31, 2009, the Parent Company has been able to contribute $8.3 million in capital.

15. Subsequent Events

The Company has evaluated its subsequent events thru February 25, 2010, the date of the accompanying statement of financial condition. The following is the only significant subsequent event.

The Company received $972,500 from its Parent for repayment of the intercompany balance in February 2010. Such amount reduced the receivable from Parent from $2.2m to $1.3m In addition, for regulatory capital purposes this reduced the Company's non-allowable assets and increased its regulatory capital by this same amount.